BIOHARVEST SCIENCES INC.

INTERIM FINANCIAL STATEMENTS

☐ Mark this box if you would like to receive Interim Financial Statements by mail.

ANNUAL FINANCIAL STATEMENTS

☐ Mark this box if you would like to receive Annual Financial Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to:

1140-625 Howe St.
Vancouver, British Columbia, V6C 2T6

Alternatively, you may choose to access the report(s) online at www.sedarplus.ca.

BioHarvest Sciences Inc. will use information collected solely for the mailing of such financial statements.

If you wish to receive the financial statements by email, please provide your email address below.

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